EXHIBIT 1

                     MANVILLE PERSONAL INJURY SETTLEMENT TRUST


         PRESS RELEASE

         For Immediate Release    Contact:
                                  Robert A. Falise, Esq.
                                  Manville Personal Injury Settlement Trust
                                  (703) 204-9300

                                  Tim Metz
                                  Abernathy MacGregor Scanlon
                                  (212) 371-5999

             MANVILLE TRUST TO RECEIVE $772 MILLION AS SPECIAL DIVIDEND


         NEW YORK, NY, MARCH 28, 1996 -- The Manville Personal Injury Settlement Trust today issued the following statement regarding the completion of the sale of Manville Corporation's ("Manville's") interest in Riverwood International Corporation ("Riverwood"), ratification of a Profit Sharing Exchange Agreement between Manville and the Trust, and the declaration of a $6 per share special dividend on Manville common stock:

         Total proceeds of the special dividend distribution will amount to $974 million, of which the Trust will receive $772 million, to be used for settlement of claims in accordance with the Trust Distribution Process previously approved by the U.S. courts.

         "We are pleased to have been able to achieve greater liquidity for the beneficiaries of the Trust on a basis that benefits all Manville stockholders. The Trust has long supported the Riverwood transaction and the Profit Sharing Exchange Agreement between Manville and the Trust. These actions represent a milestone in assuring the continued settlement of claims for which the Trust was created, while enhancing value for all Manville shareholders," said Robert A. Falise, the Trust's chairman.

         The consummation of the Profit Sharing Exchange Agreement is expected to take place prior to the payment of the special dividend approved yesterday by the Manville Board, and will raise the Trust's ownership interest in Manville to approximately 79% of shares outstanding, on a fully diluted basis.

         "These actions enable the Trust to preserve its asset base and to capitalize on opportunities to enhance its value to beneficiaries," Mr. Falise said. "Including this transaction, the Trust has generated cash available for distribution of more than

         $1.8 billion since January 1, 1992. Distributions to beneficiaries since that date totaled more than $700 million. Upon receipt of the Manville special dividend on April 12, the Trust's cash and marketable securities will total approximately $1.2 billion," he added.

         With the sale of Manville's shares in Riverwood, as announced earlier, Manville will change its name to Schuller Corporation, its remaining business operation. Schuller, a leading building materials company headquartered in Denver, reported 1995 sales of $1.4 billion.

         "Taking advantage of the generally excellent business conditions in its industry, Schuller has achieved 16 consecutive quarters of increased earnings. I am confident that Schuller will continue to deliver value to its shareholders and will be a strong core asset for the Trust," Mr. Falise said.

                                     #   #   #


































                                        -2-